Filed by BlackRock MuniYield Quality Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock Massachusetts Tax-Exempt Trust

File No. 333-248768

Date: December 23, 2020

WE NEED YOUR HELP - PLEASE VOTE NOW

Dear Shareholder,

According to our records, you have not voted on an important proposal regarding your fund(s) that will benefit you as a shareholder. We urge you to vote “FOR” the proposal(s) prior to January 21, 2021, which is when the joint special meeting of shareholders of the below funds has been adjourned to:

BLACKROCK MARYLAND MUNICIPAL BOND TRUST (BZM)

BLACKROCK MASSACHUSETTS TAX-EXEMPT TRUST (MHE)

BLACKROCK MUNIYIELD ARIZONA FUND, INC. (MZA)

BLACKROCK MUNIYIELD INVESTMENT FUND (MYF)

BLACKROCK MUNIENHANCED FUND, INC. (MEN)

BLACKROCK MUNIYIELD QUALITY FUND, INC. (MQY)

The Board of Directors/Trustees of each Fund recommends that you vote “FOR” the approval of the applicable proposal(s).

Voting now will minimize additional costs for the Fund(s) and you as a shareholder.

1. Vote Online	2. Vote by Phone	3. Vote By Mail
by logging onto the website listed on the enclosed proxy card or voting instruction form and following the instructions	by calling the toll-free number on the enclosed proxy card or voting instruction form and following the instructions	by completing and returning your executed proxy card or voting instruction form in the postage paid envelope provided

The proxy materials contain important information; please read them carefully. Copies of the Joint Proxy Statement/Prospectus are available for free by visiting https://www.proxy-direct.com/blk-31540 or by calling Georgeson LLC (“Georgeson”), the Funds’ proxy solicitor toll free at 1-866-767-8867.

If you have any questions about the proposals, please call Georgeson, toll free at 1-866-767-8867.

If you have already voted, please disregard this notice.

Thank you for voting!